Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 13, 2021

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc. Post-Effective Amendment No. 285 File Nos. 2-9901 and 811-01716

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on June 24, 2021 (the “Post-Effective Amendment”), on Form N-1A for AB Sustainable US Thematic Portfolio (“Fund”), a series of AB Cap Fund, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on August 5, 2021.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. The changes to the Fund’s Prospectus referenced in the responses will be reflected in Rule 497 filings.

Prospectus

Comment 1:	Include the ticker symbols on the cover page of the Prospectus.
Response:	The ticker symbols will be included on the cover page of the final Prospectus that includes such classes.

Summary Information

Comment 2:	Under “Fees and Expenses of the Fund,” the first sentence should be revised to reflect the model narrative disclosure under Item 3 of Form N-1A, which references “fees and expenses that you may pay if you buy, hold, and sell shares of the Fund” (emphasis added).
Response:	The disclosure has been revised in response to this comment.
Comment 3:	Under “Fees and Expenses of the Fund,” define or clarify the reference to “AB Mutual Funds.”
Response:	This reference to “AB Mutual Funds” is first mentioned in the context of sales charge reductions and is immediately followed by a cross-reference to the section (including page number) titled “Investing in the Fund—Sales Charge Reduction Programs for Class A Shares” in the Prospectus. Such section has been revised to include a general definition of “AB Mutual Funds” and to cross-reference the section of the Fund’s SAI that provides a comprehensive list of the “AB Mutual Funds.”
Comment 4:	The Prospectus contains incomplete and bracketed information. Confirm that a filing will be made that contains all final information.
Response:	Registrant will file a Prospectus pursuant to Rule 497 that contains all final information.
Comment 5:	Delete or explain supplementally the inclusion of the second paragraph of footnote (d) to the Annual Portfolio Operating Expenses table, which references an additional contractual expense limitation agreement for the Fund, distinct from the one mentioned in the prior paragraph that expires on October 31, 2022.
Response:	The paragraph describes a currently effective recoupment provision related to an expense limitation that still may allow the Adviser to recoup expenses from the Fund. For this reason, Registrant believes that continued disclosure of this arrangement is appropriate.
Comment 6:	The Fund’s sustainability criteria described under “Principal Strategies” is unclear and needs to be better defined. Clarify, in particular, the first two sentences of the first paragraph describing the Fund’s sustainability criteria, including how the Adviser identifies companies for the investment portfolio through the use of sustainable investment themes that are “broadly consistent” with the United Nations Sustainable Development Goals (“SDGs”). In addition, the disclosure indicates that the sustainable investment themes may change over time; explain what circumstances would cause such themes to change and define the parameters for such change.
Response:	Registrant has revised the disclosure under “Principal Strategies” and “Additional Information About the Fund’s Strategies, Risks and Investments” to clarify the Fund’s use of sustainability criteria, including its use of sustainable investment themes and the role of SDGs in its process. Registrant notes that the disclosure identifies specific investment themes, and that change of such themes would be infrequent.

Comment 7:	The Fund’s 80% investment policy references the Fund’s investment in derivatives. Disclosure of the Fund’s principal strategies and principal risks discussing derivatives should not be generic and should discuss each derivative type. As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Clarify the Fund’s use of derivatives, include corresponding risks applying to each specific derivative identified and ensure that the derivatives disclosure is consistent with the ICI Letter.
Response:	Registrant has reviewed the ICI Letter. Investment in derivatives is not a principal strategy of the Fund and has accordingly been removed from the “Principal Strategies” section of the Prospectus.
Comment 8:	The Fund’s 80% investment policy references the Fund’s investment in derivatives. Explain supplementally how such derivatives will be valued.
Response:	Please see the response to Comment 7.
Comment 9:	Under “Principal Strategies,” the first sentence of the second paragraph indicates that the Adviser employs “its own analysis” to identify the most attractive U.S. securities that fit into sustainable investment themes. Explain the Adviser’s use of its own analysis to identify such securities, including with respect to internal or third-party research.
Response:	The disclosure has been revised in response to this comment.
Comment 10:	Under “Principal Strategies,” further explain the “top-down” investment approach, including how it incorporates the SDGs. Disclose whether sustainable investment themes are used as exclusive factors or if a theme operates as one of several factors; if the theme is one of several factors, disclose that an investment can be made in a company that scores poorly on sustainable investment themes but scores strongly on other non-sustainability themes or factors considered.
Response:	The disclosure has been revised in response to this comment. Please see the response to Comment 6. The Fund has no intention of investing in a company that does not fit into a sustainable investment theme.

Comment 11:	Explain the Adviser’s due diligence practices in applying sustainability criteria to portfolio companies, including what underlying data is reviewed to determine if sustainability criteria are being met and the sources used (e.g., internal research, third-party data, etc.).
Response:	The disclosure has been revised to clarify that the Adviser relies on its own internal research and analysis in making investment decisions, in response to this comment. The Registrant does not believe that additional disclosure of its due diligence practices (e.g., the materials it reviews) is material or required.
Comment 12:	Consider and disclose all risks related to the Fund’s sustainability approach, including any risks related to the incorporation of SDGs.
Response:	Registrant believes that the current disclosure addresses all principal risks related to the incorporation of SDGs. The disclosure has not been revised in response to this comment. Registrant notes that the Adviser recently reviewed and updated the principal risks related to sustainability investing in the prospectus for AB Sustainable Thematic Credit Portfolio (the “Credit Portfolio”), and the relevant disclosure in the Fund’s Prospectus is the same as that in the Credit Portfolio’s prospectus.
Comment 13:	Clarify any sustainability considerations used and related risks for the Fund’s “bottom-up” investment approach. Also explain how the top-down and bottom-up investment approaches work with respect to one another, including whether they are applied simultaneously or whether one is applied prior to the other.
Response:	The disclosure has been revised to clarify the operation of the top-down approach and bottom-up analysis.
Comment 14:	Disclose how the Fund will approach relevant ESG/sustainability proxy issues for portfolio companies or, alternatively, explain supplementally why such disclosure is not required.
Response:	The Fund has adopted the Adviser’s proxy voting policies and procedures, which is attached as Appendix A to the SAI. Note that the Adviser’s policy states, among other things, that a company’s ESG practices may have a significant effect on the value of the company, and that the Adviser takes these factors into consideration when voting.
Comment 15:	Under “Principal Risks,” the “Capitalization Risk” bullet reflects the risks of investing in mid-capitalization companies but should be revised to also reflect the risks of investing in large-capitalization companies, to correspond with the investment strategy disclosure under “Principal Strategies.”
Response:	Registrant notes that the “Capitalization Risk” bullet is intended to highlight the risks of relatively smaller companies, and that other disclosed risks, including market risk, adequately capture the most important risks of investing in large-capitalization companies.

Comment 16:	Under “Principal Risks,” with respect to the disclosure for “Sector Risk,” explain whether the Fund currently focuses on one or more specific sectors, and disclose the related risks of investing in such specific sectors.
Response:	The Fund does not have a policy to focus on or target a particular sector, so sector exposures may vary for the Fund. For this reason, it is not appropriate to include risk disclosure relating to any particular sector. The reference to “Sector Risk” has been removed.
Comment 17:	Under “Portfolio Managers,” please clarify in the disclosure that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund.
Response:	Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would also be inconsistent with disclosures for other AB mutual funds. The disclosure will not be revised in response to this comment.

Additional Information About the Fund’s Strategies, Risks and Investments

Comment 18:	The various disclosures under “Additional Information About the Fund’s Strategies, Risks and Investments” are not tailored to the Fund and include investment practices not applicable to the Fund. This section should be revised to reflect only the investment practices particular to the Fund.
Response:	The disclosure only includes practices in which the Fund may engage, including non-principal strategies. Registrant notes that AB includes certain disclosures for its equity funds and other disclosures for its fixed-income funds. The disclosure will not be revised in response to this comment.
Comment 19:	The disclosure indicates that this section includes information about principal and non-principal strategies and risks. The disclosure should be revised to differentiate between principal and non-principal strategies and risks, and list principal strategies first.
Response:	The Fund’s principal strategies and risks are identified in the Summary Information section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 20:	Disclosure for the Fund in its current Prospectus includes a section titled “ESG Integration.” Explain why this disclosure has been removed.
Response:	The Fund’s sustainability approach is more specifically disclosed under “Principal Strategies,” and the former, more general disclosure on ESG integration is unnecessary. The disclosure will not be revised in response to this comment.
Comment 21:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses principal and/or non-principal strategies and risks; the heading should be revised accordingly. If principal and non-principal strategies and risks are described, please delineate into two sections with principal strategies and/or risks first.
Response:	Please see response to Comment 19.

Investing in the Fund

Comment 22:	Under “Investing in the Fund,” consider adding a section “Choosing a Share Class,” which appears in other AB Prospectuses for funds that offer multiple classes.
Response:	Given the limited number of share classes offered in this prospectus, Registrant believes that a “Choosing a Share Class” section is not necessary. Note that such a section is particularly useful in prospectuses in which Class A and Class C shares are offered. By contrast, with respect to this prospectus, investments in Advisor Class or Class Z shares generally are preferable to investments in Class A shares for those investors who are eligible to invest in Advisor Class or Class Z shares.
Comment 23:	The section “How to Sell or Redeem Shares” discusses in-kind redemptions. Clarify the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets.
Response:	Registrant believes that the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A.

Management of the Fund

Comment 24:	Please confirm supplementally that the Fund paid the Adviser during its most recent fiscal year 0.00% of the Fund’s average net assets (net of fee waiver/reimbursement), as indicated in the section “Investment Adviser.”
Response:	Registrant confirms this information is correct.
Comment 25:	In the fourth paragraph under “Investment Adviser,” please clarify the reference to the location of the expense limitation disclosure under footnote (d) to the Annual Fund Operating Expenses table.
Response:	The disclosure will be revised in response to this comment.
Comment 26:	Under “Investment Adviser,” in the disclosure describing the Fund’s previous investment advisory agreement, consider discussing the circumstances under which a negative performance adjustment was earned.
Response:	Registrant believes the disclosure on the operation of the fulcrum fee and the performance adjustment under the previous investment advisory agreement is sufficient. The disclosure will not be revised in response to this comment.

Appendix B

Comment 27:	Confirm all financial intermediary sales charge waivers are disclosed in Appendix B.
Response:	Registrant confirms all such waivers are disclosed in Appendix B.
Comment 28:	For the disclosure of the sales charge waivers for Merrill Lynch, include the effective date of the waiver schedule.
Response:	Registrant notes that the waiver schedule for Merrill Lynch has been amended over time, so Registrant prefers not to include an effective date. The disclosure has not been revised in response to this request.
Comment 29:	Review and revise the sales charge waiver schedules to remove references to share classes not offered in the Prospectus.
Response:	The disclosure has been revised in response to this request.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.